Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
O: 650.493.9300
f: 650.493.6811
March 22, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attn:	Patrick Kuhn
Theresa Brillant
Nicholas Nalbantian
Dietrich King

Re:	Ibotta, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted February 28, 2024
CIK 0001538379
Ladies and Gentlemen:
On behalf of our client, Ibotta, Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated March 20, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Amendment No. 3 to Draft Registration Statement on Form S-1 as filed by the Company on February 28, 2024. We are concurrently submitting via EDGAR this letter and a Form S-1 (the “Form S-1”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of the Form S-1.

Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted February 28, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations Our History and Key Milestones, page 84
1.We note your presentation of Adjusted EBITDA margin. Please present the most directly comparable financial measure calculated in accordance with US GAAP. See Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
The Company has revised the disclosure on pages 5, 86, and 113 in response to the Staff’s comment to disclose Net income (loss) as a percent of revenue, which is the most directly comparable financial measure calculated in accordance with US GAAP.
Notes to Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page F-11
2.Please expand your revenue recognition policy to clearly define who the customer(s) is in your arrangements, and specify, if true, that third party publishers (such as Walmart) are not your customers. In addition, to help investors better understand the nature of such arrangements, please clarify these relationships in Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The Company has revised the disclosure on pages 87 and F-11 in response to the Staff’s comment.

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at (650) 320-4597 or mbaudler@wsgr.com.

/s/ Mark Baudler

Mark Baudler
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Bryan Leach, Ibotta, Inc.
Sunit Patel, Ibotta, Inc.
David Shapiro, Ibotta, Inc.
Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.
Rachel Nagashima, Wilson Sonsini Goodrich & Rosati, P.C.
David Boston, Willkie Farr & Gallagher LLP
Tej Prakash, Willkie Farr & Gallagher LLP